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+--------+                                    UNITED STATES
| FORM 5 |                         SECURITIES AND EXCHANGE COMMISSION
+--------+                                Washington, D.C. 20549

[_] Check box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
[_] Form 3 Holdings Reported
[_] Form 4 Transactions Reported


(Print or Type Response)
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1.  Name and Address of Reporting Person*

    Davis                           Steven
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                                1075 First Avenue
    ----------------------------------------------------------------------------
                                   (Street)

                           King of Prussia, PA 19406
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  Global Sports, Inc. (GSPT)
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
               --------------

4.  Statement for Month/Year  December 30, 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                                --------------------------------

6.  Relationship of Reporting Person(s) to Issuer (check all applicable)

    [_] Director    [X] Officer             [_] 10% Owner    [_] Other
                        (give title below)                       (specify below)

    Senior Vice President, Marketing
    -------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     X  Form Filed by One Reporting Person
    ---
    ___ Form Filed by More than One Reporting Person

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Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security    2. Transaction 3. Transaction 4. Securities Acquired (A) 5. Amount of       6. Ownership   7. Nature
   (Instr. 3)              Date         Code             or Disposed of (D)         Securities         Form:          of Indirect
                           (Month/      (Instr. 8)       (Instr. 3, 4 and 5)        Beneficially       Direct         Beneficial
                           Day/                                                     Owned at           (D) or         Ownership
                           Year)                                                    End of Issuer's    Indirect       (Instr. 4)
                                                      --------------------------    Fiscal Year        (I)
                                                               (A) or               (Instr. 3 and 4)   (Instr. 4)
                                                      Amount   (D)        Price
------------------------------------------------------------------------------------------------------------------------------------

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

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

--------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4 and 5)
                                      ative               Year)
                                      Security

                                                                                                   ---------------------------
                                                                                                         (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Option to Purchase                    $ 17.50             1/14/00                 A                    40,000
-----------------------------------------------------------------------------------------------------------------------------
Option to Purchase                    $ 20.75             3/12/00                 A                    10,000
-----------------------------------------------------------------------------------------------------------------------------
Option to Purchase                    $17.625             3/24/00                 A                    10,000
-----------------------------------------------------------------------------------------------------------------------------
Option to Purchase                    $ 4.313             5/30/00                 A                    40,000
-----------------------------------------------------------------------------------------------------------------------------

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


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6. Date Exercisable and 7. Title and Amount of            8. Price         9. Number            10. Owner-         11. Nature
   Expiration             Underlying Securities             of               of Derivative         ship                of Indirect
   Date                   (Instr. 3 and 4)                  Derivative       Securities            of Derivative       Beneficial
   (Month/Day/                                              Security         Beneficially          Security:           Ownership
   Year)                                                    (Instr. 5)       Owned                 Direct              (Instr. 4)
                                                                             at End                (D) or
                                                                             of Year               Indirect (1)
 --------------------------------------------                                (Instr. 4)            (Instr. 4)
 Date          Expiration           Amount or
 Exercisable      Date      Title   Number of
                                    Shares

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
1/14/01 (1)   1/14/10  Common Stock  40,000                                                         D
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3/12/01 (2)   3/12/10  Common Stock  10,000                                                         D
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3/24/01 (3)   3/24/10  Common Stock  10,000                                                         D
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5/30/01 (4)   5/30/10  Common Stock  40,000                                                         D
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


Explanation of Responses:

(1) Equity Incentive Plan option which was granted on January 14, 2000, becomes exercisable as follows: 10,000 shares on the first anniversary of the date of grant and on the next three anniversary dates thereafter.

(2) Equity Incentive Plan option which was granted on March 12, 2000, becomes exercisable as follows: 2,500 shares on the first anniversary of the date of grant and on the next three anniversary dates thereafter.

(3) Equity Incentive Plan option which was granted on March 24, 2000, becomes exercisable as follows: 2,500 shares on the first anniversary date of grant and 2.084% upon the same day of each of the next 36 months thereafter.

(4) Equity Incentive Plan option which was granted on May 30, 2000, becomes exercisable as follows: 10,000 shares on the first anniversary date of grant, 834 shares upon the same day of each of the next 35 months thereafter and 810 shares on the same day of the 36/th/ month thereafter.


                                     /s/ Steven Davis          February 9, 2001
                             --------------------------------  -----------------
                             **Signature of Reporting Person        Date

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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